June 16, 2021 By Electronic Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Donald Field	Glenn R. Pollner +1 212 230 8837 (t) +1 212 230 8888 (f) wilmerhale.com Glenn.Pollner@wilmerhale.com

Re:	Cue Health Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 24, 2021 CIK No. 0001628945

Ladies and Gentlemen:

On behalf of Cue Health Inc. (the “Company”), we are responding to the comments contained in the letter dated June 11, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Ayub Khattak, the Company’s Chief Executive Officer, relating to Amendment No. 1 to the Draft Registration Statement on Form S-1 referenced above (the “Amended Draft Registration Statement”).  In response to the Staff’s comments, and in light of certain other updating changes, the Company has revised the disclosure in the Amended Draft Registration Statement and is filing Amendment No. 2 to Draft Registration Statement (the “Second Amended Draft Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter.  Page numbers referred to in the responses reference page numbers in the Public Registration Statement.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1

General

1.
Please refer to the inside cover page artwork and the third graphic. We note your statement that your platform is “fast & accurate” and that it provides “lab-quality diagnostics anywhere in minutes to make faster and more informed healthcare decisions.” We also note the associated disclaimer. Please increase the font size of the disclaimer on each graphic and revise to clarify that you only have one approved test kit being marketed pursuant to EUAs.

Response:	In response to the Staff’s comment, the Company has revised the referenced disclaimer to the cover page artwork in the Second Amended Draft Registration Statement.

June 16, 2021 Page 2

Reinventing How We Interact with Our Health, page 1

2.
We note your response to our prior comment 5 and reissue in part. Please refer to the fifth paragraph. We note your disclosure that your platform has been built to “enable fast, frequent, lab-quality diagnostics.” Please revise to balance your disclosure regarding providing “lab-quality diagnostics” with the fact that you only have one approved test kit being marketed pursuant to EUAs and that the majority of your diagnostic test kits remain subject to technical development, clinical studies and FDA approval.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 2 of the Second Amended Draft Registration Statement.

3.
We note your response to our prior comment 6 and reissue in part. Please refer to the seventh paragraph. Please revise to discuss in greater detail the steps necessary to receive FDA approval for the COVID-19 test kit to include 510(k) clearance. In this regard, we note that you will be required to conduct additional clinical studies. Please revise to discuss the planned clinical studies in greater detail to include anticipated timing and costs. Please include enough detail so investors can clearly understand the steps, costs and timing to receive FDA approval through the standard regulatory pathway.

Response:
In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 122 of the Second Amended Draft Registration Statement to incorporate a cross-reference to the disclosure on pages 142 to 143 that includes the requested information.

June 16, 2021 Page 3

Cue Virtual Care Delivery Apps, page 8

4.
We note your response to our prior comment 3 and reissue in part. We note that your platform, apps, enterprise dashboard and sole approved product are relatively new. We also note your discussion in this section and throughout the prospectus regarding users, customers and enterprises and their potential engagement via your platform, apps and enterprise dashboard. Please revise to disclose the number of active users, customers and enterprises on your platform, apps and enterprise dashboard and how you define such terms. In this regard, we note your disclosure that 20 public sector customers and enterprises are “set-up” to use your enterprise dashboard. Please revise to clearly detail if any users, customers and enterprises are actively using your platform, apps and enterprise dashboard. Please include enough detail so investors can clearly understand if these products are actively being used or if they are anticipatory in nature once more test kits are approved and are commercially available.

Response:
In response to the Staff’s comment, the Company has revised the disclosures on pages 8 to 9, 98 and the graphics on page 134 of the Second Amended Draft Registration Statement to disclose the number of active customers and the number of active accounts on the Cue Enterprise Dashboard. The Company respectfully advises the Staff that its platform, apps and enterprise dashboard are all in active use with its COVID-19 Test Kit. The Company further respectfully advises the Staff that it does not believe that the concept of an “active user” of its Cue Health App is relevant to an understanding of its business or platform. Among other things, COVID-19 testing by individuals is inherently episodic in nature, and so does not lend itself to “active use” in the same way as other technology apps (for example, a social media or fitness product app). In addition, the type of unique accounts using Cue COVID-19 Test Kits varies and includes individuals, healthcare providers and enterprises, all of whom use the Company’s product in different ways and with differing frequency. However, the Company has added disclosure in the Second Amended Draft Registration Statement about the number of unique accounts using the Cue Health App, and the different ways in which these unique accounts use the Cue Health App. The Company further advises the Staff that the U.S. DoD and U.S. HHS do not share information with the Company regarding all recipients of or end users utilizing the Company’s products under the U.S. DoD agreement.  As a result, the Company does not have access to all end user account information, including frequency of use or number of COVID-19 tests run using the Cue Health App, through its U.S. DoD agreement. Accordingly, the Company believes providing any estimate of the number of actual active end users, or number of tests run, would be misleading and potentially significantly understate the utilization of the Company’s platform.

June 16, 2021 Page 4

Our Expected Future Care Offerings, page 12

5.
Please refer to the development pipeline chart on page 13. Please revise to include an additional column which sets forth the anticipated timing of the next development milestone for each test kit. With respect to the COVID-19 test kit, please reduce the arrow to the clinical studies column. In this regard, we note your disclosure on page 2 that you will need to complete additional clinical studies in order to be eligible to receive 510(k) clearance from the FDA.

Response:	In response to the Staff’s comment, the Company has revised the pipeline chart on pages 14 and 150 of the Second Amended Draft Registration Statement.

Use of Proceeds, page 88

6.
We note your response to our prior comment 13 and reissue in part. We note your disclosure that you intend to use net proceeds to fund research and development and clinical studies to expand your test menu. With respect to net proceeds allocated to fund research and development and clinical studies, please revise to quantify the amounts allocated to fund the research and development of each diagnostic test kit individually and specify how far in the technical development you expect to reach with such net proceeds. If a material amount of other funds are necessary to complete the technical development of these diagnostic test kits, state the amounts and sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 88 of the Second Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 100

7.	Please disclose the total amounts of cash payments you have received under the Department of Defense Agreement from January 1, 2021 through the filing date of your amended registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 102 of the Second Amended Draft Registration Statement.

June 16, 2021 Page 5

U.S. Department of Defense Agreement, page 100

8.
We note your disclosure in the third paragraph that you and the U.S. government are expected to negotiate and enter into a follow-on supply agreement which would provide the U.S. DoD with the right to purchase up to 45% of your quarterly production for the duration of the contract at a specified discount to the lowest price offered by you to a customer for the same products, equivalent quantities and comparable terms of sale, subject to a price floor. Please revise the description of the discount rate to give investors a reasonable idea of the rate range, or tell us why you do not believe such information is material to investors.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 102 of the Second Amended Draft Registration Statement.

Research and Development Expense, page 104

9.
We note your response to our comment 15 and reissue our comment in part. As you noted in your response that you do not track research and development costs on a test by test basis, please provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred, for example, by costs and expenses related to salaries and benefits associated with research and development personnel, contract services, laboratory supplies, facilities, depreciation, outside services and costs associated with clinical studies and regulatory submissions, etc., as noted in your disclosure. Please ensure that your revised disclosure reconciles to total research and development expense on the Statements of Operations.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 106 of the Amended Draft Registration Statement.

Adjusted Product Gross Profit, page 105

10.
Please disclose how you reasonably concluded that this measure yields “a better understanding of cash generated by product sales prior to operating costs” given that it fails to exclude the $15,649 non-cash amortization amount that is included in revenue. In this regard, we note the disclosure on page F-42 concerning your amortization of deferred revenue and the corresponding material adverse impact on your 2021 operating cash

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page 107 of the Amended Draft Registration Statement.

June 16, 2021 Page 6

Note 3, page F-15

11.
As previously requested, please disclose any contractual restrictions on how you can use the DoD advance. Also, tell us how you determined that a restricted cash Balance Sheet classification of any unspent amounts was not required.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on page F-15 of the Amended Draft Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 230-8837 or facsimile at (212) 230-8888.  Thank you for your assistance.

Very truly yours,

/s/ Glenn R. Pollner
Glenn R. Pollner

cc:	Ayub Khattak, Cue Health Inc.

Erica Palsis, Cue Health Inc.

Charles S. Kim, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

E. Thom Rumberger, Jr., Wilmer Cutler Pickering Hale and Dorr, LLP